

August 16, 2011

<u>Via E-mail</u>
Mr. Limin Li
Chief Executive Officer
VisionChina Media Inc.
1/F Block No. 7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People's Republic of China

> Re: **VisionChina Media Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 23, 2010**
> **File No. 001-33821**

Dear Mr. Li:

   We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

   Sincerely,

   /s/ Celeste M. Murphy for

   Larry Spirgel
   Assistant Director

cc: <u>Sent via facsimile to (212) 455-2502</u>
   Chris Lin, Esq.
   Asher Hsu, Esq.
   Simpson Thacher & Bartlett LLP